FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

GlaxoSmithKline Share Value Plan

Sale of shares to meet tax liabilities

The table below sets out changes in the interests of a Person Discharging Managerial Responsibility (PDMR) in the Ordinary Shares of GlaxoSmithKline plc arising from the sale of Ordinary Shares at a fair market value of £13.9947 per Ordinary Share on 29 February 2016. The sale was to meet tax liabilities following the vesting of the award granted in 2013 under the GlaxoSmithKline Share Value Plan (SVP).

Number of Ordinary Shares sold to meet tax liabilities following the vesting of a SVP award
Mrs V Whyte	6,143

The Company and PDMR were advised of these transactions on 1 March 2016.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

1 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 01 March, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc